Mail Stop 3561

      						December 30, 2005


Michael B. Moneymaker
Executive Vice President, Chief Financial
  Officer, Treasurer and Secretary
NTELOS Holdings Corp.
401 Spring Lane, Suite 300
P.O. Box 1990
Waynesboro, Virginia  22980

      Re:	NTELOS Holdings Corp.
      Amendment No. 1 to Form S-1
      Filed November 14, 2005
		File No. 333-128849

Dear Mr. Moneymaker:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Note 11.  Stockholder`s Equity and Earnings Per Share, page F-22

The following has been excerpted from the Shareholders Agreement dated May 2, 2005, filed as Exhibit 4.2 to the Form S-1/A filed on November 15, 2005. Section 4.04 of that Agreement sets forth the terms of a purchase option, which enables either the company or, with
Board approval, the Class L shareholders, to purchase any or all incentive shares held by a Management Shareholder (the Class A shares) in the event that the Management Shareholder ceases to be employed by the company. This purchase option has been referred to as a Call Option in the disclosure provided in the Form S-1/A. If the Management Shareholder is terminated for cause, the price to be paid for the incentive share is the lesser of fair market value or adjusted cost. If the Management Shareholder resigns, or is terminated for other than cause, the price to be paid for the incentive share is based upon whether or not the share is deemed to be vested or unvested. We understand that vesting as used in this context relates solely to determining the price to be paid for the incentive share upon exercise of the Call Option, and does not impact the Management Shareholder`s ability to vote the incentive share
or
their entitlement to any dividends associated with the incentive share. If the incentive share is vested, the Management Shareholder will receive fair market value.  If the incentive share is
unvested,
the Management Shareholder will receive the adjusted cost price.
The
adjusted cost price is defined in Section 1.01 as $1.00 (which represents the consideration originally received from the Management
Shareholder for the incentive share).   At both June 30, 2005 and
September 30, 2005, we understand that no incentive shares are yet vested.

After giving consideration to the terms of the Call Option, we believe that this instrument should be accounted for in accordance with Issue 33(b) of EITF 00-23, on the basis that an employee who resigns or is terminated for other than cause will receive, upon exercise of the Call Option, its original consideration paid (in this case, the $1.00). Issue 33(b) requires that the receipt of the exercise price be recognized as a liability, until such time as the company`s repurchase right lapses. In light of the guidance in Issue
33(b) of EITF 00-23, it is unclear how you determined that it was appropriate to reflect the consideration received for the Class A common stock within equity.

We also gave consideration to Issue 40(b) of EITF 00-23 in determining whether or not the Class A common stock represents a substantive class of equity. We recognize that this is a determination that is judgmental, and in reaching a conclusion it is important to look at the substance of the arrangement, after taking into consideration all of the relevant facts and circumstances. With respect to the Class A shares, we note the following:
* This is a new class of equity issued solely to employees;
* Due to the liquidation preference on the Class L shares, the dividend rights are limited;
* Existence of the cost Call Option.
With respect to the Call Option, the conclusion in Issue 33(b) of EITF 00-23 indicates that when shares are subject to a cost call, the employee is not considered to have made a substantive investment because the employee has no money at risk. For example, if the employee resigns, and the Call Option is exercised, it is presumed that the employee will receive a return of what they initially paid for the shares. Note that the presumption in paragraph 151 of EITF
00-23 is that the Call Option will be exercised regardless of whether the stock has a fair value of more or less than cost on the date the employee terminates their employment. In light of this, it appears difficult to justify that the Management Shareholders made a substantive investment. The determination that no party has ever made a substantive investment in this class of shares, coupled with the factors noted above, as well as the fact that the proceeds received from issuance of the Class A shares should be classified as a liability, appear to indicate that a substantive class of equity does not exist.

Upon reaching the conclusion that the Class A common stock is a non-
substantive class of equity, the shares in Class A that were issued
to Management Shareholders would not qualify for fixed plan accounting, and variable accounting would be required until such time as the Call Option is no longer at cost, or the Class A common stock
is exchanged for a substantive class of equity (i.e., the proposed exchange into Class B common stock at the time of the IPO). We believe your financial statements for the periods ended June 30, 2005
(audited) and September 30, 2005 (unaudited) should be revised to reflect compensation expense related to the Class A common stock.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Nicole Holden, Staff Accountant, at 202-551-3374, or Dean Suehiro, Senior Staff Accountant, at 202-551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at 202-551-3359, or Kathleen Krebs, Special Counsel, at 202-551-3350, with any other questions.

      					Sincerely,


      					Larry Spirgel
      Assistant Director


cc:  David Carter/Hunton & Williams
      (via facsimile:  404-888-4190)

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Mr. Goldstein
ECtel Ltd
November 21, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE